Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.407.4990 gcaruso@loeb.com

Via Edgar

August 24, 2023

Dillon Hagius Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Zura Bio Limited Amendment No. 2 to Registration Statement on Form S-1 Filed August 11, 2023 File No. 333-272628

Dear Mr. Hagius:

On behalf of our client, Zura Bio Limited, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 17, 2023 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1.

For ease of reference, the comments contained in the Comment Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amendment No.3 to the registration statement (“Amendment No.3”) filed in response to the Staff’s comments below.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.	We note from your revisions in response to prior comment 1 that you have added the resale of 3,782,000 Pre-Funded Warrants to the headings on the cover page. However, we continue to note that resale of the Pre-Funded Warrants do not appear to be otherwise included in your cover page and do not appear to be addressed in your disclosure throughout the filing such as under the "The Offering" section starting on page 14, the "Description of Securities" section starting on page 134, the "Plan of Distribution" section starting on page 141, and the "Selling Securityholders" starting on page 128. Please revise as appropriate.

Los Angeles   New York   Chicago   Nashville   Washington, DC   San Francisco   Beijing   Hong Kong   www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Dillon Hagius August 24, 2023 Page 2

Response: The Company has revised disclosure on pages 15, 133, 140, and 142 of Amendment No. 3 in response to the Staff’s comment.

2.	Please tell us where the 3,782,000 Class A Ordinary Shares issuable upon the exercise of the Pre-Funded Warrants appears in your filing fee table.

Response: The Company revised and refiled Exhibit 107 of Amendment No. 3 in response to the Staff’s comment.

Selling Securityholders, page 128

3.	Please tell us how the number of Class A ordinary shares indicated in the first bullet point reconciles to the number of Class A ordinary shares indicated on the cover page or revise as appropriate.

Response: The 39,943,124 shares referred to in the first bullet point consists of all shares subject to resale and is calculated as follows: 30,251,124 Ordinary shares, plus 3,782,000 shares underlying pre-funded warrants, plus 5,910,000 shares underlying private placement warrants.

4.	We note that you indicate on page 130 that the total number of Class A ordinary shares being offered for resale by the selling security holders is 39,943,124. From your cover page, it appears that you are registering 46,843,120 Class A ordinary shares for resale. Please reconcile your disclosure.

Dillon Hagius August 24, 2023 Page 3

Response: As described in response to comment 3, a total of 39,943,124 ordinary shares are being offered for resale. The additional 6,899,996 shares are only being offered for initial issuance and not for resale. The company has revised the cover page to clarify the securities being offered for resale and the secrurities being offered for original issuance.

5.	As noted above, there does not appear to be a selling securityholder table related to the resale of the 3,782,000 Pre-Funded Warrants. Please revise as appropriate.

Response: The Company has revised the disclosure on page 133 of Amendment No. 3 in response to the Staff’s comment.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner